October 12, 2005


Via Facsimile (650) 493-6811 and U.S. Mail

Jennifer Knapp
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

RE:	Exar Corporation
      DEFAs 14A filed October 7, 2005 and October 11, 2005
File No. 0-14225

Dear Ms. Knapp:

      We have the followings comment on the above-referenced filings.

General

1. Clearly characterize each statement or assertion of opinion or belief. Note that a reasonable factual basis must exist for each such opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. For example, we note the following in your DFAN
14A filed October 7, 2005:

* "GW is the investment vehicle for Guy Adams, and individual with a track record of targeting companies for his personal benefit at the expense of shareholders;"
* "Mr. Adams actions as an Exar shareholder have continued to focus solely on his own interests;"
* "He is a short-term speculator;"
* "GWA has admitted that it is a `short-seller`of Exar stock;"
* "Indeed, only Adams (through GWA) owns any stock in Exar, and GWA`s interest is primarily as a short-seller seeking to drive the price of
Exar stock down."
* Your bulleted list on page 3;
* "GWA has no understanding of Exar`s business nor any plan for Exar`s future."

	Please note that these are examples only.  Please revise
throughout your materials filed 	October 7, 2005 and October 11,
2005 accordingly.


2. We note the statement that Exar has preserved shareholder value almost 10 times greater than some members of its peer group. Please revise your disclosure to discuss your performance relative to the remainder of your peer group or explain to investors why you have not included such information.

Closing Information

      If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      Please direct any questions to me at (202) 551-3345.

							Sincerely,


							Michael Pressman
							Special Counsel
							Office of Mergers and
Acquisitions


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June 13, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE